Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement on Form S-1/A (File # 333-227839) as filed with the SEC of our audit report dated January 14, 2019, with respect to the consolidated balance sheets of Mineral Mountain Mining and Milling Company and Subsidiaries (“the Company”) as of September 30, 2018 and September 30, 2017, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the two years then ended. Our report dated January 14, 2019, relating to the aforementioned financial statements, includes an emphasis of matter paragraph relating to substantial doubt as to the Company's ability to continue as a going concern.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

Fruci & Associates II, PLLC

January 21, 2019